sélect'

SELECT APPOINTMENTS NORTH AMERICA

December 20, 2001

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington. D.C. 20549

Re: Vedior NV - File No. 82-4654
Information Furnished Pursuant to 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sir or Madam:

The following information with respect to Vedior N.V., a company organized under the laws of The Netherlands (the "Company"), is being furnished on behalf of the company to the Securities and Exchange Commission (the "SEC") pursuant to the exemption afforded by Rule 12g3-2(b) ("12g3-2(b)") of the Securities Exchange Act of 1934, as amended (the "Act"):

1. Reconciliation to US GAPP of Financial Statements – 1st Half-Year 2001
2. Vedior NV Third Quarter 2001 Results
3. Vedior NV Investment Considerations

As set forth in paragraphs (4) and (5) of rule 12g3-2(b), this information is being furnished under paragraph (1) of rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned at 781-213-1673. Thank you for your attention to this matter.

Very truly yours,

Sean Bradley

Sean Bradley
Tax Director

dw 2/25

cc: Rene D.E. den Hertog, Legal Department
Vedior Holding B.V.
Burgerweeshuispad 121
Amsterdam P.O. Box 75173,
1070 AD Amsterdam

Vedior NV

RECONCILIATION TO US GAAP

of

FINANCIAL STATEMENTS

1st HALF-YEAR 2001

UNAUDITED

RECONCILIATION TO US GAAP

Notes to the consolidated financial statements

Summary of differences between Generally Accepted Accounting Principles in the Netherlands and the United States of America

The unaudited condensed consolidated financial statements of Vedior NV have been prepared in accordance with generally accepted accounting principles in The Netherlands (Dutch GAAP). Dutch GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America (US GAAP). The following is a summary of the unaudited adjustments to net income and shareholders' equity that would have been required if US GAAP had been applied instead of Dutch GAAP in the preparation of the condensed consolidated financial statements.

	Reference	6 Months Ended 30 June 2001
(in millions of euro)		
Net loss in accordance with Dutch GAAP		-65
Adjustments to reconcile to US GAAP:		
• Business combinations	(a)	-42
• Restatement of provisions	(b)	3
• Financing fees	(c)	-2
• Derivative instruments	(d)	-6
• Pensions	(f)	-
• Deferred taxes on US GAAP adjustments	(g)	1
Net loss in accordance with US GAAP		**-111**
Net loss:	(in euro)	
Basic loss per ordinary share	(i)	-0.97
Diluted loss per ordinary share		n/a

UNAUDITED

(in millions of euro)	Reference	As of 30 June 2001
Shareholders' equity in accordance with Dutch GAAP		1,223
Adjustments that affect net income under US GAAP:		
• Business combinations	(a)	208
• Restatement of Provisions	(b)	3
• Financing fees	(c)	15
• Derivative instruments –P&L	(d)	-6
• Pensions	(f)	7
• Deferred taxes on US GAAP adjustments	(g)	6
Adjustments not affecting net income under US GAAP:		
• Derivative instruments -OCI	(d)	-14
• Distribution to Shareholders subject to approval of Annual Meeting of Shareholders	(h)	2
Shareholders' equity in accordance with US GAAP		**1,444**

A description of the differences in accounting principles between Dutch GAAP and US GAAP that have a significant impact on net income and shareholders' equity are as follows:

(a) Business combinations

Until 31 December 1998, the differences on the effective date of acquisition between the purchase price and the fair value of acquired net assets (goodwill) were deducted directly from shareholders' equity under Dutch GAAP. According to US GAAP, goodwill arising from acquisitions, representing the excess of the purchase price over the fair value of the net assets acquired, is capitalized and amortized over it's estimated useful life.
From 1 January 1999, Vedior has capitalized goodwill and is amortizing it over seven years according to the straight-line method, which is in accordance with US GAAP.
The gross amount of additional Goodwill, related to acquisitions prior to 1 January 1999, at 30 June 2001 under US GAAP is € 518 million (accumulated amortization € 312 million).

(b) Provisions and Accruals

Under Dutch GAAP, provisions are recognized for liabilities and losses which have been incurred as of the balance sheet date and for which the amount is uncertain but can be reasonably estimated. Additionally, the Company records provisions for losses which are expected to be incurred in the future, but which relate to contingencies that exist as of the balance sheet date.
Under US GAAP, accruals that can be reasonably estimated are only recorded when and to the extent it is probable that a loss has been incurred at the balance sheet date. General or unspecified risks or probable future losses do not meet the conditions for accruals. Provisions are made under US GAAP for restructuring costs which are directly associated with a plan to exit an activity, only when certain specific criteria are met.

(c) Financing fees
The fees and costs related to the refinancing of Ve˜ior's assets have been expensed as incurred under Dutch GAAP, whereas under US GAAP these costs are capitalized and amortized over the period of the related financing.

(d) Derivative instruments and hedge accounting
Under Dutch GAAP, gains and losses relating to derivative financial instruments entered into as hedges of firm commitments are deferred until the hedged transactions have been reflected in the accounts. No other guidance is provided for hedge accounting under Dutch GAAP.

The Financial Accounting Standards Board ("FASB") issued, then subsequently amended, Statement of Financial Accounting Standards (SFAS") No.133, *Accounting for Derivative Instruments and Hedging Activities*, which became effective for Vedior on 1 January 2001. Under SFAS No.133, as amended, all derivative instruments (including certain derivative instruments embedded in other contracts) are recognized in the balance sheet at their fair values and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity, then subsequently recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs.

At 1 January 2001, Vedior's US GAAP financial statements were adjusted to record a cumulative effect of adopting this accounting change, as follows:

	Earnings	OCI
(in millions of euro)		
Adjustment to fair value of derivatives	-5	-10
Income tax effect	2	4
Net cumulative effect of adoption[1]	**-3**	**-6**
	(in euro)	
Per share net eanings impact	-0.03	

[1] For earnings impact, amounts are shown net of adjustment to hedged items.

UNAUDITED

A reconciliation of current period changes in other comprehensive income related to derivative instruments, net of applicable income taxes, follows:

(in millions of euro)	OCI
Transition adjustment as of 1 January 2001	-6
Decline in fair value – net	-3
Reclassifications to earnings – net	-
Balance as at 30 June 2001	**-9**

There was no ineffective portion of changes in fair values of hedge positions reported in the six months ending 30 June 2001 US GAAP earnings. Amounts excluded from the measure of effectiveness, also reported in the six months ending 30 June 2001 US GAAP earnings, amounted to € -5 million, before income tax.

(e) Employee Stock Option Plans

Dutch GAAP recognizes costs for employee stock option plans only at the moment that these options are exercised. The net cost of the stock option, representing the applicable market price at the date of the transaction minus the exercise price, is charged directly against shareholders' equity.

In 1997, the Company adopted a stock option plan (the "Plan") pursuant to which the Company's Board of Management may grant stock options to officers and key employees. The Plan authorizes grants of options to purchase up to 2% of the total outstanding ordinary share capital on the first day of a financial year. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant.

At 30 June 2001, there were 4,400,168 shares available for grant under the Plan. The per share weighted-average fair value of stock options granted during the six months ended 30 June 2001 was € 7.83 on the date of grant, which was determined using the Black Scholes option-pricing model with the following weighted-average assumptions: expected dividend yield of 1.8%, risk-free interest rate of 4.9%, an expected life of 10 years, and volatility of 53%.

Stock option activity during 2001 is summarized in the table below:

Exercise price	Position as at 31/12/2000	Granted	Exercised	Forfeited	Position as at 30/6/2001	Weighted average remaining contractual life
€ 9 – 12	1,758,360		-3,292	-13,913	1,741,155	8.0 years
€ 12 – 15	61,074	1,624,765	-3,140		1,682,699	9.4 years
€ 15 – 18	274,405			-6,738	267,667	1.8 years
€ 18 – 21	392,165			-10,199	381,966	3.2 years
€ > 21	336,022			-9,341	326,681	2.2 years
	2,822,026	**1,624,765**	**-6,432**	**-40,191**	**4,400,168**	**7.3 years**

UNAUDITED

Under US GAAP, the Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options because all stock options are issued based on the fair market value of the underlying shares on the date of grant. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

	6 Months Ended 30 June 2001
(in millions of euro)	
Net loss	
As reported (US GAAP basis)	-111
Pro forma	-113
Loss per share	(in euro)
As reported (US GAAP basis)	-0.97
Pro forma	-0.98

In February 2001, the Company introduced an equity-based Restricted Share Plan (RSP), pursuant to which a limited number of senior staff members and the members of the Board of Management are granted BDRs out of Vedior's reserves. All grants under the RSP are subject to the fulfillment of specific performance targets. The maximum number of BDRs which may be granted under the RSP in any one year is 1% of the total number of outstanding Ordinary Shares on the first day of the financial year in which the grants under the RSP are made. In 2001, 208,050 BDRs were granted under the RSP.

(f) Pensions

US GAAP accounting for pensions differs in certain respects from that required by Dutch GAAP, although the basic principle of providing for the expected pension expenses of defined benefit pension plans, through recording a pension charge and making contributions based on periodic actuarial valuations of the plans, does not differ. US GAAP pension accounting is more prescriptive as to the choice of assumptions and measurement techniques used, and the accounting treatment of surpluses and deficits.

The Company has a defined benefit pension plan covering substantially all of its employees in The Netherlands. The benefits are based on years of service and the employee's compensation during the five years before retirement. The Company makes annual contributions to the plan equal to the maximum amount that can be deducted for income tax purposes.

Following legal requirements, the Company also has a defined benefit pension plan covering substantially all of its employees in France. These employees have the right to a contractual payment based on the length of their service with the Company. The Company makes annual contributions to the plan only to pay expected plan year benefits.

UNAUDITED

The following table sets forth the plans' funded status, net prepaid benefit cost recognized in the balance sheet, and net periodic pension cost recognized in profit and loss as at 30 June 2001 and for the six month period then ended.

(in millions of euro)	6 Months Ended 30 June 2001
Benefit obligation	37.1
Fair value of plan assets	43.5
Funded status	6.4
Unrecognized net transition (asset) / liability	-1.7
Unrecognized net (gain) / loss	2.9
Net prepaid benefit cost	7.6
Service costs	0.9
Interest costs	1.1
Expected return on assets	-1.3
Net amortization and deferral	-0.3
Net periodic pension cost	0.4
Employer contribution	0.7
Employee contribution	0.1
Total contributions	0.8
Range of weighted average assumptions	
Discount rate	5.75 - 6%
Expected return on plan assets	5.15%
Rate of compensation increase	1.50 - 3%

Included in the net prepaid benefit cost above are the following amounts with respect to the unfunded French defined benefit plan.

Minimum liability (ABO)	-1.3
Intangible asset	0.1
Accrued benefit cost	-1.2

UNAUDITED

The following table sets forth the roll forward of the plans' prepaid benefit cost, projected benefit obligations and fair value of plan assets from 1 January 2001 to 30 June 2001.

(in millions of euro)	6 Months Ended 30 June 2001
Prepaid benefit cost	
Balance at 1 January	7.2
Net periodic pension cost	-0.4
Contributions	0.8
Balance at 30 June	7.6
Projected Benefit Obligation	
Balance at 1 January	35.1
Service cost	0.9
Interest cost	1.1
Balance at 30 June	37.1
Fair value of plan assets	
Balance at 1 January	41.5
Actual return on plan assets	1.2
Contributions	0.8
Balance at 30 June	43.5

(g) Deferred Taxes

Represents the impact of the US GAAP adjustments on deferred taxes.

(h) Distribution to Shareholders

Under Dutch GAAP, it is permitted that dividends/distributions not yet paid are recorded in the year to which they relate even though they are not finally declared.

Under US GAAP, it is not appropriate to record a liability for dividends/distributions to shareholders which are subject to approval of the Annual Meeting of Shareholders, until such approval is received.

UNAUDITED

(i) Earnings per share

The following table includes a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for net loss:

(in millions of euro) except share and per share amounts	6 Months Ended 30 June 2001
Net loss	-111
Less: preferred share dividends	2
Income available to holders of (certificates of) ordinary shares	-113
Average number of shares outstanding (in thousands)	116,922
Effect of dilutive securities	n/a
Dilutive average number of shares	n/a
Basic loss per ordinary share	-0.97
Diluted loss per ordinary share	n/a

(j) Other comprehensive income

The total of other comprehensive income for 2001 is as follows:

(in millions of euro)	6 Months Ended 30 June 2001
Net loss in accordance with US GAAP	-111
Items of other comprehensive income:	
Derivatives qualifying as cash-flow hedges	-9
Foreign currency adjustments	-17
Comprehensive income	-137

Amsterdam, The Netherlands

Vedior NV

Vedior NV announces third quarter results

For release at 8.00am on 13 November 2001

Highlights for 3rd Quarter 2001

- **Sales for the quarter were € 1,756 million compared to € 1,768 million last year**
- **Operating income decreased 7% from € 83 million to € 77 million***
- **Net income per share was € 0.24 [2000: € 0.28] ****
- **Cash flow from business activities increased from € 90 million to € 174 million**
- **Reorganisation of Vedior Europe nearing completion**
- **New acquisitions**

Highlights for nine months to 30 September 2001

- **Sales for the nine months increased 7% from € 4,822 million to € 5,167 million**
- **Operating income increased 10% from € 214 million to € 235 million***
- **Net income per share increased 4% from € 0.75 to € 0.78****

* Before amortisation of goodwill.

** Before amortisation of goodwill and extraordinary results.

Commenting on the results, Vedior Chairman, Tony Martin, said:

"Recent events and economic trends have had an impact on many industries, including staffing. We are obviously subject to those trends and it is reflected in our quarterly results. Vedior is pleased, however, that relative to its peer group, the performance has been positive. We believe Vedior has reinforced its position in the main staffing markets compared to its major competitors during the third quarter, a notable achievement in light of the challenges currently being faced in the market.

The Group has accelerated the reorganisation within Vedior Europe with related costs that have been offset by extraordinary gains. We shall continue to take costs out of the business wherever appropriate, however, during this part of the cycle, we believe it is vital that we maintain our operating network. In previous downturns, the staffing industry has bounced out of recession very quickly and very strongly. We shall ensure that Vedior is well positioned to capitalise on this trend."

Results for the Quarter

Sales for the third quarter were relatively flat at € 1,756 million compared to € 1,768 million in the equivalent period in 2000. Organic sales declined by 2% in the third quarter with currency fluctuations having no net impact.

Gross margin for the quarter was 19.2% compared to 20.2% in the previous year reflecting lower gross margins across the Group.

Operating income (Earnings before interest, tax and amortisation of goodwill) decreased 7% from € 83 million to € 77 million. Currency fluctuations reduced operating income by 1%. Operating income for the quarter includes a one-off gain relating to the repayment of social security in the Netherlands of € 7 million.

Net profit before amortisation of goodwill and extraordinary results increased 29% to € 40 million from € 31 million reflecting lower interest charges. Net income per share fell from € 0.28 to € 0.24, reflecting the increased number of shares in issue following the equity offering earlier this year. The average number of shares for the quarter was 160.3 million (2000: 105.1 million).

Cash flow from business activities increased to € 174 million in the third quarter of 2001 from € 90 million in the equivalent period in 2000 as a result of lower working capital requirements. The Group paid € 53 million for investments including acquisitions and the purchase of the minority interest in BIS S.A. Net debt decreased from € 910 million at the end of June 2001 to €825 million at the end of September.

In the third quarter of this year, an extraordinary gain was recorded offset by some extraordinary charges. The gain relates to a net extraordinary profit of approx. € 36 million following the release of the provision for guarantees on the sale of the cleaning activities in the third quarter of 1999. A net extraordinary charge of approx. € 35 million was recorded, relating to the previously announced decision not to implement the Eurofocus IT system in the Netherlands as well as reorganisation costs, principally in Vedior Europe.

Results for the Nine Months

Sales for the first nine months of 2001 increased by 7% to € 5,167 million from € 4,822 in the first nine months of 2000. Organic sales growth was 5%.

Operating income (Earnings before interest, tax and amortisation of goodwill) increased 10% from € 214 million to € 235 million.

Currency fluctuations had no net impact on either sales or operating income.

Net profit before amortisation of goodwill and extraordinary results increased 35% from € 78 million in the first nine months of 2000 to € 105 million in the equivalent period 2001. Net income per share increased from € 0.75 to € 0.78. The average number of shares for the nine months was 131.4 million (2000: 99.8 million).

Cash flow from business activities increased to EUR 290 million compared to EUR 140 million for the nine months to September 2000. Net debt was reduced from EUR 1,554 million to EUR 825 million including the net proceeds of the equity offering in May 2001 of EUR 682 million.

Division Performance

Vedior is managed through three major operating divisions, Select, VediorBis and Vedior Europe.

Select

Select is responsible for specialist staffing activities within the Company. Over the first nine months of 2001, specialist sales represented 31% of total Company sales and 42% of EBITA.

Select's sales for the quarter were € 728 million compared to € 739 million in 2000, largely as a result of slower demand in the US. Performance was further affected by the terrorist attacks in September, traditionally the strongest month of the year for the staffing industry. All of Vedior's offices in the New York and Washington areas were closed for a week and some for a longer period.

Select's operations in Europe and Australasia/Asia continued to demonstrate good growth, including key markets such as the UK, France, Japan and Portugal.

Select's largest specialist sector, IT staffing, declined by 7% in the third quarter of 2001 over the comparable period in 2000. Organic IT sales in the US declined by 24%, but in other markets grew by 3% on an organic basis compared to the third quarter of 2000.

Accounting staffing, Select's second most important specialist sector, declined by 25% in the third quarter of 2001 over the comparable period in 2000, primarily as a result of lower demand for permanent personnel in the US which is also reflected in lower gross margins.

Select's other specialist staffing sectors performed very well. Engineering, Healthcare and Teleservices grew robustly, even in North America, while growth in Education accelerated each quarter during 2001. The Group's new Education services in the Netherlands and Australia have got off to a very encouraging start to follow the established Education business flourishing in the UK.

Operating income decreased 25% to € 38 million in the third quarter of 2001 from € 51 million in the third quarter of 2000 as a result of lower sales and lower gross margin, which was partly compensated by a reduction in selling, general and administrative expenses.

Operating margin was 5.2% for the third quarter of 2001, down from 6.9% in the comparable period in 2000.

VediorBis (France)

Sales of VediorBis increased 2% to € 700 million, from € 684 million in the third quarter of 2000, but declined by 1% on an organic basis, in line with the market.

Operating income amounted to € 26 million compared to € 28 million in 2000. The latter figure recorded the impact of the new social charges legislation of the first nine months of that year.

VediorBis' project to develop multi-specialist services for the traditional market in 2002 is proceeding on schedule. This project is important in repositioning VediorBis to take better advantage of long-term growth opportunities in the competitive French market.

Vedior Europe

The new management continues to focus on improving the performance of Vedior Europe (which includes the traditional staffing activities operating under the Vedior brand in seven continental European countries: the Netherlands, Belgium, Luxembourg, Spain, Germany, Italy and Switzerland). Considerable progress has been made in completing this task and substantial improvement in performance is anticipated in future years.

Sales were € 328 million compared to € 345 million in 2000. Operating income was € 8 million in the third quarter of 2001 compared to € 10 million in the same period of 2000.

The Netherlands continues to be a difficult operating environment, but both operating income and operating margin have improved. In Belgium, operating losses reduced to € 0.4 million from € 0.7 million in the second quarter of this year.

Operations in Germany, Spain and Switzerland, despite experiencing lower profits than last year, are satisfactory given market conditions. Vedior Italy continues to grow strongly in a developing market.

Development Programme

During the third quarter, Vedior made small complementary acquisitions in the UK and Japan and also entered a new South American market with the acquisition of Best Servicios Personales S.A.,a well-established traditional staffing provider based in Chile. Vedior now operates a total network of 2,319 offices in 29 countries. In the third quarter the network increased by 26 offices.

Management Outlook

The performance of Vedior, like all staffing companies, is directly related to growth in GDP and the continuing economic uncertainty makes short term forecasting difficult. US permanent placement has continued to deteriorate in October and sales are not expected to recover until the latter part of next year at the earliest. In France, the market is expected to decline for the remainder of this year, with the rest of continental Europe also weak. The UK has held up well to date and, with the exception of IT, we expect our specialist businesses to continue to achieve strong growth.

Since the beginning of this year, particularly in the US, management has reduced costs in anticipation of deteriorating market conditions. US headcount has already been reduced by 25%. Going forward, we will adjust costs where necessary in other parts of the Group to offset revenue declines. However, the Group is committed to maintaining its office network world-wide.

In addition to segmenting the traditional businesses in France and the Netherlands, and continuing our acquisition programme, we will continue to improve the balance of our businesses across geographic and market sectors and service the market throughout the value chain.

Due to fluctuating market conditions and reduction in permanent placement revenues, it is difficult to give an accurate earnings forecast. However, we do expect sales for 2001 to be similar to the previous year.

Previous experience in the industry indicates that the staffing business will rebound dramatically once the world economies turn positive. Following our equity offering the Group's finances are on a sound footing allowing us to capitalise on future opportunities. With our experienced management team we have repositioned the Group to take advantage of an economic upturn when it occurs.

Certain statements in this press release, including, without limitation, those regarding Vedior's financial position, business strategy, plans and objectives of management or future operations, any statement preceded by, followed by or that includes the words "believes", "expects", "estimates", "may", "will", "should" or similar expressions and other statements that are not historical facts, may constitute forward-looking statementsSuch forward-looking statements involve known and unknown risks, uncertainties and other important factors (such as Vedior's reliance on any particular country or market, cost reduction and decentralisation programmes, development of specialist services, operational performance and profitability, and long term growth strategy (including growth by acquisition, economic outlook and earnings per share), that could cause Vedior's actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such statements are inherently based on numerous assumptions regarding Vedior's present and future business strategies and the environment in which Vedior will operate in the future. These forward-looking statements speak only as at the date of this press release.

2001 – 2002 Financial Agenda:

Publication annual results 2001	6 February 2002
Annual General Meeting of Shareholders	26 April 2002
Publication first quarter results 2002	26 April 2002
Publication first half results 2002	31 July 2002
Publication third quarter results 2002	31 October 2002

For further information, please contact:

Tony Martin, *Chairman*	+31 (0)20 573 5653 or +44 (0)1727 842 999
Zach Miles, *Director*	+31 (0)20 573 5626 or +44 (0)1727 842 999
Frits Vervoort, *CFO*	+31 (0)20 573 5636
John Nurthen, *Director of Corporate Affairs*	+31 (0)20 573 5711 or +44 (0)1727 842 999
Jelle Miedema, *Company Secretary*	+31 (0)20 573 5609

Consolidated profit and loss account (unaudited)
Third quarter, ending 30 September 2001

in millions of euro (EUR)	Three months ended 30 September **2001**	2000	Increase/ decrease 2001/2000
Revenues	1,756	1,768	-1%
Direct costs	-1,419	-1,411	
Gross profit	337	357	-6%
Personnel costs	-162	-175	
Other operating costs	-98	-99	
Operating income before amortisation of goodwill	**77**	**83**	**-7%**
Goodwill amortisation	-67	-65	
Operating income	**10**	**18**	
Financial income and expense	-16	-29	
Result from ordinary operations before taxes	**-6**	**-11**	
Taxation	-19	-20	
Result from ordinary operations after taxes	**-25**	**-31**	
Income from non consolidated participating interests	1	-	
Third party interests	-3	-3	
Net loss before extraordinary results	**-27**	**-34**	
Extraordinary result, net of taxes	-	5	
Net loss	**-27**	**-29**	
Net profit before amortisation of goodwill and extraordinary results	**40**	**31**	**29%**
Basic loss per share	-0.17	-0.28	
Basic earnings per share before amortisation of goodwill and extraordinary results	0.24	0.28	-14%
Diluted earnings per share before amortisation of goodwill and extraordinary results	0.24	0.28	-14%

Consolidated profit and loss account (unaudited)
First nine months, ending 30 September 2001

in millions of euro (EUR)	Nine months ended 30 September 2001	2000	Increase/ decrease 2001/2000
Revenues	5,167	4,822	7%
Direct costs	-4,137	-3,862	
Gross profit	**1,030**	**960**	7%
Personnel costs	-504	-471	
Other operating costs	-291	-275	
Operating income before amortisation of goodwill	**235**	**214**	**10%**
Goodwill amortisation	-197	-188	
Operating income	**38**	**26**	
Financial income and expense	-67	-76	
Result from ordinary operations before taxes	**-29**	**-50**	
Taxation	-55	-53	
Result from ordinary operations after taxes	**-84**	**-103**	
Income from non consolidated participating interests	1	1	
Third party interests	-9	-8	
Net loss before extraordinary results	**-92**	**-110**	
Extraordinary result, net of taxes	-	5	
Net loss	**-92**	**-105**	
Net profit before amortisation of goodwill and extraordinary results	**105**	**78**	**35%**
Basic loss per share	-0.72	-1.08	
Basic earnings per share before amortisation of goodwill and extraordinary results	0.78	0.75	4%
Diluted earnings per share before amortisation of goodwill and extraordinary results	0.77	0.75	3%

Revenues and operating income per segment (unaudited)
First nine months, ending 30 September 2001

in millions of euro (EUR)	Three months ended 30 September			Nine months ended 30 September		
	2001	2000	Increase/ decrease 2001/2000	**2001**	2000	Increase/ decrease 2001/2000
Revenues						
Select	728	739	-1%	2,193	1,968	11%
VediorBis	700	684	2%	2,028	1,878	8%
Vedior Europe	328	345	-5%	946	976	-3%
Revenues	**1,756**	**1,768**	**-1%**	**5,167**	**4,822**	**7%**
Operating income						
Select	38	51	-25%	130	131	-1%
VediorBis	26	28	-7%	85	66	29%
Vedior Europe	8	10	-20%	17	22	-23%
Corporate expenses	-2	-3		-6	-7	
Special items	7	-3		9	2	
Operating income before amortisation of goodwill	**77**	**83**	**-7%**	**235**	**214**	**10%**

To reflect the change in management and reporting structure as of January 2001, the results of Vedior Portugal are now included in Select; they were previously included within Vedior Europe. The 2000 comparable figures have been adjusted accordingly.

Consolidated cash flow statement (unaudited)
First nine months, ending 30 September 2001

in millions of euro (EUR)	Three months ended 30 September		Nine months ended 30 September	
	2001	2000	**2001**	2000
Operating income	10	18	38	26
Depreciation and amortisation of goodwill	80	77	237	220
Movement in operating working capital	84	-3	19	-109
Movement in provisions	-	-2	-4	3
Cash flow from business activities	**174**	**90**	**290**	**140**
Financial income and expenses paid	-19	-47	-80	-88
Corporate taxes paid	-25	-43	-83	-68
Cash flow from operating activities	**130**	**-**	**127**	**-16**
Cash flow from investment activities	**-53**	**2**	**-92**	**-146**
Proceeds from long-term liabilities	-	1,006	-	1,060
Repayments of long-term liabilities	-37	-69	-717	-69
Proceeds from equity issue	-	-	682	99
Increase (decrease) in short-term debts	-6	-893	21	-887
Dividend paid	-1	-2	-13	-15
Cash flow from financing activities	**-44**	**42**	**-27**	**188**
Balance of cash flows	**33**	**44**	**8**	**26**
Cash as at 1 June/1 January	31	31	56	51
Effects of currency translation	-1	6	1	4
Cash as at 30 June	63	81	63	81
Short-term debt	-534	-560	-534	-560
Short term interest bearing assets and liabilities	**-471**	**-479**	**-471**	**-479**

The 2000 cash flow statements have been adjusted for comparison purposes.

Consolidated balance sheet (unaudited)

in millions of euro (EUR)	**30-9-2001**	31-12-2000	30-9-2000
Fixed assets			
Intangible fixed assets	1,374	1,530	1,590
Tangible fixed assets	156	163	160
Financial fixed assets	29	31	27
	1,559	1,724	1,777
Operating working capital	600	517	569
Short term interest bearing assets and liabilities	-471	-461	-479
	1,688	**1,780**	**1,867**
Financed by:			
Shareholders' equity [1)]	1,207	601	655
Minority interests	56	57	56
	1,263	658	711
Long-term liabilities	354	1,048	1,075
Provisions	71	74	81
	1,688	**1,780**	**1,867**

[1)] Statement of movements Shareholders'equity

Position as at 1 January	601	670
Net loss	-92	-105
Equity issue	688	99
Share premium from payments in stock	18	14
Proposed payment on preference shares	-3	-3
Exchange rate differences	-5	-20
Position as at 30 September	**1,207**	**655**

Basis of presentation

The accompanyingunaudited interim financial statements consist of Vedior NV and its subsidiaries. These statements have been prepared in accordance with accounting principles generally accepted in The Netherlands ("Dutch GAAP") and are unchanged compared to the year 2000.

The information furnished in these condensed consolidated interim financial statements reflect all normal, recurring adjustments which, in the opinion of management, are necessary for the fair presentation of such financial statements. Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted pursuant to rules and regulations applicable to interim financial statements.

Seasonality

Seasonality means that the Company's results vary from quarter to quarter, and therefore the results of one quarter may not be indicative of results for the full yearSeasonality varies depending on the type of staffing service offered and the geographic region in which the services are delivered. Certain areas within traditional staffing, such as construction and agriculture in the staffing service industry, are particularly seasonal. The effects ofseasonality are most pronounced inVediorBis where, for example, temporary staffing in France generates higher revenues during the summer due to the number of permanent workers on holiday. Other factors that cause seasonal variations in the Company's results include the uneven distribution of public holidays and private holiday choices throughout the year affecting the need for temporary workers, school holidays in the education sector, and typically higher activity in the run-up to Christmas followed by lower activity after Christmas and early January as the year gradually winds up again following holidays. Historically, the Company has experienced higher revenues in the second half of the year and its highest revenues in the summer months.

VEDIOR NV

02 FEB 25 AM 8:21

INVESTMENT CONSIDERATIONS

An investment in Bearer Depositary Receipts ("BDRs") issued for ordinary shares ("Ordinary Shares") of Vedior NV (together with its subsidiaries, the "Company") involves risk. Participants ("Participants") in the Company's Employee Stock Purchase Plan (the "ESPP"), the Company's Framework Scheme Regarding the Grant of Options to Senior Management (the "Option Plan") and the Company's Restricted Share Plan (together with the ESPP and the Option Plan, the "Plans") should consider carefully the following factors, in addition to other information contained in the Plans, in connection with an investment in the BDRs offered under the Plans. Participants should also carefully review the financial statements of the Company that have been provided to them in connection with an investment in the BDRs offered under the Plans.

BDRs are negotiable instruments under The Netherlands law which are issued by the Stichting Administratiekantoor van gewone aandelen Vedior (the "Administrator") pursuant to the terms of the Administrator's articles of association (Statuten) and the related conditions of administration. Each BDR represents financial interests in one ordinary share of the Company held by the Administrator. While holders of BDRs are entitled to receive the economic benefits corresponding to the Ordinary Shares underlying such BDRs, holders of BDRs have limited voting rights with respect to the Ordinary Shares of the Company underlying BDRs owned by the Administrator. In addition, there are limitations on the rights of holders to transfer BDRs in the United States. See "—There are limitations on the rights of holders of BDRs to exercise control over the Company", and "—There are limitations on the transfers of BDRs and U.S. holders may be excluded from pre-emptive rights issues" below.

This document may include forward-looking statements. All statements, other than statements of historical facts, included in this document that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including such matters as future capital expenditures, dividends, acquisitions and divestitures (including the amount and the nature thereof), expansion and other development trends of the staffing services industry, business strategies, expansion, growth and/or restructuring of the Company's operations and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, including the risk factors discussed below, general economic and business conditions, the business opportunities that may be presented to and pursued by the Company, changes in laws or regulations and other factors, many of which are beyond the control of the Company. Participants are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those anticipated in the forward-looking statements.

Economic conditions may adversely affect the Company's financial performance.

Demand for the Company's services can be significantly affected by the general level of economic activity and economic conditions in the countries, regions and sectors in which the Company operates. An economic downturn in a country or region in which the Company operates may adversely affect the Company's staffing services in that country or region, as fewer permanent employees are likely to be hired and the use of temporary workers may decrease. As a result, a significant downturn in any region or sector in which the Company has material operations, including France, the United States, the United Kingdom, The Netherlands or Belgium, could have a material adverse effect on the Company's financial condition and results of operations. For example, a majority of the Company's revenues is derived from France and the United States, which accounted for 43% and 14%, respectively, of the Company's revenues in the year ended 31 December, 2000. The Company's current business, future prospects, financial condition and results of operations may be adversely affected by any circumstance causing a reduction in demand for the Company's services in these countries. In addition, the Company's higher margin permanent placement business would likely be disproportionately impacted by any such economic downturn. The Company may also be negatively affected by economic conditions during periods of strong growth. For example, declining unemployment levels can make it harder for the Company to find candidates to place with its clients.

The Company depends upon its ability to attract and retain candidates to meet the staffing requirements of its clients.

The Company depends upon its ability to attract and retain qualified candidates who possess the skills and experience necessary to meet the staffing requirements of its clients. The Company continually evaluates and upgrades its pools of available and qualified candidates to keep pace with the changing needs of its clients in each of the markets in which it operates. The needs of clients vary geographically and are subject to variable economic conditions and changes in technology, education and training levels.

Virtually all of the Company's revenues are derived from the placement of temporary workers. Competition for these individuals is intense, especially for candidates with proven professional or technical skills, and in certain markets and sectors there are severe shortages of available qualified candidates. The Company believes that demand for these types of individuals will remain very high for the foreseeable future and that these shortages may persist.

There can be no assurance that qualified candidates will continue to be available to the Company in sufficient numbers or on terms acceptable to the Company. The inability to attract or retain qualified candidates in the future could harm the Company's current business, future prospects, financial condition and results of operations. Similarly, increases in compensation or benefits resulting from competition for such qualified candidates may have an adverse effect on the Company's current business, future prospects, financial condition and results of operations.

The Company depends upon its ability to attract and retain employees to administer and run its business.

The Company is highly dependent on its employees to establish and maintain client relationships, to recruit candidates and to identify internal growth and external acquisition opportunities. Competition for employees is intense. Employees of a suitable quality may not continue to be available to the Company in sufficient numbers or on terms or in geographic locations which are economically and strategically advantageous to the Company. The Company may be unable to continue to find, develop and retain suitable employees that meet its performance standards. This could harm its current business, future prospects, financial condition and results of operations.

The Company depends on the members of its Board of Management, senior managers and the heads of its operating companies.

The Company's success depends to a significant extent upon the performance of the Company's Board of Management ("Board of Management"), its senior management and the heads of its operating companies because of their experience in the staffing services industry.

Each member of the Board of Management and senior management and each head of an operating company has entered into an employment agreement. These agreements can generally be terminated by either party upon notice ranging from six to eighteen months subject to local laws. Nevertheless, this does not ensure that such persons will continue to work for the Company. The loss of one or more members of the Board of Management, senior management or the heads of the operating companies could harm the Company's current business, future prospects, financial condition and results of operations.

The Company's substantial indebtedness could harm its financial health.

The Company has a significant amount of indebtedness. In connection with such indebtedness the Company is subject to a number of restrictive covenants, including covenants restricting the Company's ability to incur further debt, make investments and pay dividends. As of March 31, 2001, the Company had total consolidated indebtedness of 1,485 million, total consolidated assets of 3,190 million, and total consolidated stockholders' equity of 550 million. The Company's substantial indebtedness and/or restrictive covenants could:

- require the Company to dedicate a substantial portion of its cash flow from operations to make interest and principal payments on indebtedness, which would reduce the availability of the Company's cash flow to fund working capital, to make capital expenditures, to invest in strategic acquisitions and to use to further other general corporate purposes;

- limit the Company's flexibility in managing its business and reacting to changes in the industries in which it operates;

- increase the Company's vulnerability to general adverse economic and industry conditions; and

- limit the Company's ability to obtain future financing.

The Company intends to continue to reduce and/or refinance its indebtedness on commercially acceptable terms. If the Company is not able to reduce and/or refinance its indebtedness on commercially acceptable terms, this may harm its current business, future prospects, financial condition and results of operations.

The Company may not be able to pursue acquisitions at the same historic rate. Acquisitions which are pursued can be costly and risky and may not always be successful.

The Company has achieved substantial growth in recent years primarily through the acquisition of other staffing companies. The Company's ability to continue to expand through acquisitions will depend on its ability to reduce its current level of indebtedness, secure release from restrictive covenants and on a number of other factors beyond its control, including the availability of suitable acquisition candidates in the future, the level of competition for such opportunities and the Company's ability to secure financing on commercially acceptable terms to fund acquisitions.

Acquisitions present a number of risks and challenges, including:

- difficulties in integrating the acquired companies into the Company's management and reporting structure,
- the possibility that the Company will be unable to retain key staff members and clients from the companies that it acquires,
- the potential disruption of the Company's ongoing business and the strain placed on the Company's management, administrative, operational and financial resources,
- maintenance of appropriate standards, controls, procedures and policies,
- the failure to discover liabilities for which the Company may be responsible as a successor owner or operator despite the investigations it makes before the acquisition,
- the impact on the Company's financial statements (and its ability to pay dividends) resulting from the amortization of resulting goodwill and the creation of provisions or other write-downs, and
- the possibility that an acquired company may not achieve the levels of revenue, profitability or productivity that the Company anticipates.

The Company may not be able to overcome these or other challenges and acquisitions may therefore have a material adverse effect on the Company's current business, future prospects, financial condition and results of operations.

The Company may not be able to continue to achieve or manage the growth it has experienced in recent years.

The Company has experienced significant growth in recent years. The Company's ability to continue to grow at the same rate as it has in the past is dependent on its successful completion of acquisitions and its ability to grow organically. There can be no assurance that the Company will be able to maintain its growth rate which may decline in the future, particularly if the Company increases in size.

The Company is subject to complex laws and regulations which may adversely affect its ability to conduct its business and may increase its costs.

The global staffing industry is subject to complex laws and regulations, which vary from country to country and are subject to change. These laws and regulations often limit the size and growth of the temporary staffing markets in these countries. The regulatory burdens with respect to the benefits and protection that must be afforded to temporary workers have recently increased in some countries. These regulations may restrict the Company's freedom to do business, increase the costs of doing business in these countries and/or may reduce the Company's overall profitability. New or more stringent laws and regulations may be introduced in the future. The introduction of new laws or regulations and/or the Company's failure to comply with existing or new laws or regulations may harm the Company's current business, future prospects, financial condition and results of operations.

Furthermore, as the Company begins to operate in countries in which it does not currently have operations, it may need to obtain new registrations, certifications, licenses and approvals. The failure of the Company to obtain or renew necessary registrations, certifications, licenses or approvals may harm the Company's current business, future prospects, financial condition and results of operations. In addition, regulatory authorities could revoke or limit existing registrations, certifications, licenses or approvals.

The Company is required to pay a number of payroll and related costs and expenses for its temporary workers, including unemployment taxes, workers' compensation, education costs, general insurance and medical insurance premiums that vary widely across the international, national, regional and local levels at which it operates. These costs and expenses have generally risen in the past. Significant increases in the effective rates of any of these payroll-related costs would, to the extent it is not possible to pass such costs to the Company's clients, adversely affect the Company's current business, future prospects, financial condition and results of operations.

The worldwide staffing market is highly competitive and the Company may be unable to compete successfully in its markets.

The staffing services industry is consolidating and highly competitive. The Company generally expects competition to remain intense in the future. While there is a continuing trend towards consolidation among staffing service providers, in most markets in which the Company operates the staffing services industry remains fragmented. The Company therefore competes with large, international staffing services providers and smaller, more localised companies. The Company

competes with existing competitors and may compete with other companies that may enter the markets in which the Company operates. The Company believes that its ability to compete successfully in its markets depends on numerous factors, including availability of candidates, brand awareness, price and quality and speed of customer service. In each market in which the Company operates, it competes for clients, qualified candidates and employees with other firms offering staffing services. Certain of the Company's competitors may have greater marketing and financial resources than the Company or may be prepared to accept lower margin contracts than the Company accepts. The Company also faces the risk that certain of its current and prospective clients may decide to provide similar services internally or use independent contractors. There can be no assurance that the Company will not encounter increased competition in the future, which could have a material adverse effect on the Company's current business, future prospects, financial condition and results of operations.

Changes in technology and utilization of the Internet may adversely affect the Company's market position.

The Internet can potentially be used to offer a great number of job vacancies and candidates in a more timely and cost-effective manner than more traditional, non-Internet linked systems. Most staffing services companies, including the Company, have websites which are used to attract candidates. Many staffing services companies, again including the Company, are also advertising through on-line job boards in order to attract additional candidates. As Internet usage increases, it is anticipated that the markets in which the Company operates will be increasingly affected. There can be no assurance that the Company will take advantage of the e-business environment and opportunities to recruit candidates over the Internet in a timely or effective manner. As a result, it could lose market share to new ''on-line'' competitors and other staffing services companies which may be further advanced with regard to on-line recruitment services than the Company. Any such development could have a material adverse effect on the Company's current business, future prospects, financial condition and results of operations.

Fluctuations in foreign currency exchange rates could adversely affect the Company's results of operations and financial condition.

Fluctuations in foreign currency exchange rates, particularly between the Euro and the U.S. dollar and the Euro and the pound sterling, could have an adverse impact on the Company's results of operations. For consolidation purposes, the balance sheets of the Company's subsidiaries not located in one of the countries which are participating in Stage Three of the European Monetary Union and are adopting the Euro as their legal currency are translated into Euros at the period-end exchange rate and their income statements and cash flow statements are converted at the average exchange rate for the period. As such, fluctuations in exchange rates can have a material adverse effect on the Company's current business, future prospects, financial condition and results of operations.

Further, BDRs are listed and principally traded on the Official Market of the stock exchange of Euronext Amsterdam N.V. The prices for BDRs are expressed in Euros, and cash dividends on BDRs, if any, are currently paid in Dutch guilders. Fluctuations in the exchange rate between Euros and each Participant's local currency will affect each local currency equivalent of the Euro price of BDRs on Euronext Amsterdam. Further, fluctuations in the exchange rate between

Dutch guilders and each local currency may negatively affect the local currency values of any dividend payments made to the holders of the Company's BDRs in the future.

In addition, each Participant in the ESPP authorizes payroll deductions from the Participant's salary in the Participant's local currency in order to participate in the ESPP. Since the purchase of BDRs under the ESPP occurs approximately every six months, fluctuations in the exchange rate between Euros and such local currency from the date such payroll deductions are made until the date BDRs are purchased will affect the local currency equivalent of the Euro purchase price of BDRs on Euronext Amsterdam.

The Company's quarterly results fluctuate as a result of seasonality in its business.

Certain areas of the staffing services industry, principally within traditional staffing, are seasonal. Seasonality varies depending on the type of staffing services offered and the geographic region in which the services are performed. The Company's quarterly results of operations may also be subject to fluctuations as a result of the timing of acquisitions and new office openings. The impact of acquisitions and internal growth on revenues have, historically, made it difficult to identify, in the Company's reported financial results, the impact of seasonal variations. The results in any particular quarter are not necessarily indicative of future results or of the results which may be expected for the full year.

The Company could be adversely affected by claims resulting from breach of representations and warranties for the divestment of participations.

In 1999, the Company disposed of its cleaning services division, under the trade name "Abilis" (including TMG), its cleaning services company, for 490 million. In 2000, the Company disposed of Markgraaf, its trademark protection company, for 25 million. Various indemnifications, representations and warranties were given with respect to the businesses of these companies at the time of disposal. Management believes that sufficient provisions are in place to meet possible claims resulting from these indemnifications, representations and warranties. However, if any liabilities arising out of these transactions exceed the amounts provided for, the Company's current business, future prospects, results of operations and financial condition could be adversely affected.

Because of the nature of the staffing services business, the Company faces potential employment-related liabilities.

The Company is in the business of placing people in the work environments of businesses other than its own. An inherent risk of this activity includes possible claims by clients against the Company for worker errors and omissions, misuse of client proprietary information, misappropriation of funds, employment of illegal aliens or unlicensed personnel, theft of client property, other criminal activity or torts and other similar claims. Because of legal constraints and considerations in some jurisdictions, it is increasingly difficult to verify candidates' backgrounds.

The Company also faces possible claims by employees or candidates of discrimination or harassment (including claims relating to actions of the Company's clients), violations of health

and safety regulations, payment of workers' compensation claims, violations of wage and hour requirements, retroactive entitlement to employee benefits and other similar employment claims.

The Company has policies and guidelines in place, including contractual limitations on liability, to protect against claims by clients, workers or employees. However, the failure of the Company's clients, workers or employees to observe these policies and guidelines, the relevant policies and guidelines of the Company's clients or applicable international, national, regional or local laws, rules or regulations could require the Company to pay damages to the Company's clients, workers or employees or fines to governmental bodies, and result in negative publicity. Furthermore, contractual limitations on liability may not be fully enforceable or enforceable at all in certain jurisdictions.

To reduce exposure, the Company maintains, and is often required by law or by its clients to maintain, insurance and fidelity bonds covering general liability, workers' compensation claims, errors and omissions and employee theft. This type of coverage is generally subject to conditions and may not continue to be available on acceptable terms, or at all. The amounts of this coverage may also be inadequate to cover liabilities to which the Company may become subject. If the Company's insurance coverage proves to be inadequate, this could have a material adverse effect on its current business, future prospects, results of operations and financial condition.

The ability to manage and develop information systems required to run the Company's businesses may be affected if systems problems arise.

The success of the Company's businesses depends in part upon their ability to store, retrieve, process and manage substantial amounts of information. To achieve its strategic objectives and to remain competitive, the Company must continue to develop and enhance its localised information systems, which may require the acquisition of equipment and software and the development, either internally or through independent consultants, of new proprietary software. No assurance can be given that the Company will be able to design, develop, implement or utilize, in a cost-effective manner, information systems that provide the capabilities necessary for the Company to compete effectively. Any failure in this regard or interruption or loss of information processing capabilities could have a material adverse effect on the Company's current business, future prospects, results of operations and financial condition.

The Company might be unable to protect or enforce its intellectual property rights and may be subject to intellectual property infringement claims.

The Company seeks to protect its trademarks and brands in the countries in which it carries on business. The Company's success in expanding in existing markets and entering new markets is facilitated by its ability to exploit its trademarks and brands, including the "Vedior" brand. The Company may face difficulties and may be prevented from using or registering a trademark in a particular country, and it may suffer as a result.

Successful intellectual property infringement claims against the Company could subject it to liability and material disruption in the conduct of its business. The Company cannot be certain

that its trademarks, brand names, software and business know-how do not infringe trademarks, copyright, patents or confidential information held by others.

There are limitations on the rights of holders of BDRs to exercise control over the Company.

Holders of BDRs are not entitled to exercise any voting rights associated with the Ordinary Shares of the Company. However, holders of BDRs may surrender BDRs in exchange for Ordinary Shares with voting rights (at their own expense). In addition, holders of BDRs may request a proxy to cast as many votes as corresponds to the number of their BDRs in a general meeting of shareholders. This proxy will be granted for a single meeting only. The proxy is granted by the Administrator, who holds the Ordinary Shares for which BDRs are issued. However, it is likely that only a relatively small percentage of the total amount of possible proxies will be requested. If proxies are not requested, the articles of association (*Statuten*) of the Administrator require it to vote the Ordinary Shares underlying BDRs in the interests of the Company and all parties involved with it, so as to exclude all influences that could threaten, among other things, the continuity, independence and identity of the Company. This may result in the Administrator voting in accordance with the wishes of the Company's management, which may not be in the interests of all holders of BDRs.

The anti-takeover provisions in the Company's Articles of Association could delay or deter a change of control.

The Company and the Preference Shares class C Foundation (*Stichting Preferente Aandelen C Vedior*) (the "Foundation") have entered into a put agreement and a call agreement, which give the Foundation the obligation to subscribe and the right to call for the issue of, respectively, Preference Shares class C in the Company, nominal value NLG 1,000 each, for an initial purchase price equal to a quarter of the nominal value, in an amount up to a maximum number equal to 50% of the share capital issued and outstanding in the form of Ordinary Shares, Preference Shares class A and Preference Shares class B. No Preference Shares class C are currently in issue.

The issuance of the Preference Shares class C could delay or deter proposals to acquire the Company or other transactions resulting in a change of control of the Company, including proposals that might result in the Company's BDR holders and/or the shareholders receiving a premium over the market price for BDRs. As a result, the issuance of such shares may reduce the market price for BDRs.

There can be no assurance that an active trading market will continue for BDRs.

The liquidity of the trading market in BDRs and any market price quoted for BDRs may be adversely affected by changes in the overall market for similar securities, by changes in the Company's financial performance or prospects or by changes in the staffing services industry generally. As a result, there can be no assurance that an active trading market will continue for BDRs.

There are limitations on the transfers of BDRs and U.S. holders may be excluded from pre-emptive rights issues.

BDRs have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state in the United States. Therefore, BDRs will not be freely transferable in the United States. Participants in the United States may be subject to the economic risk of an investment in BDRs for an indefinite period of time since BDRs may not be sold, transferred or otherwise disposed of without registration under the Securities Act and any other applicable securities laws except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable state securities laws.

In the case of an increase of the issued share capital of the Company, existing shareholders are entitled to pre-emptive rights. U.S. holders of BDRs may not be able to exercise pre-emptive rights for their BDRs unless a registration statement under the Securities Act is effective with respect to such rights, or an exemption from the registration requirements thereunder is available. As a result, the Company may seek permission from its shareholders to exclude U.S. holders from the distribution of pre-emptive rights. Accordingly, no assurance can be given that U.S. holders of BDRs will receive the full benefit of these statutory pre-emptive rights. Similar restrictions may apply in other jurisdictions.

The price of BDRs could be adversely affected by dilution resulting from the exercise of options or the issue of Ordinary Shares in connection with employee equity plans, past and future tender offers and acquisitions.

The Company has established each of the Plans for certain employees, staff members and members of the Board of Management and other qualified recipients. The Company may issue additional Ordinary Shares, of the same title and class as those shares underlying BDRs and/or BDRs in order to meet its obligations resulting from such option and equity-based incentive schemes which could adversely affect the price of BDRs.

In connection with the acquisition of Acsys, Inc. in 2000, ING Bank N.V. ("ING Bank") provided an exchangeable loan of 44.4 million to Tiberia B.V., a company in which ING Bank owns, indirectly, 30.0 million of cumulative preferred shares entitling it to a cumulative preferred dividend of 2.4 million per annum and in which the Company holds 14.4 million of common stock. ING Bank has the right to simultaneously exchange its cumulative preferred shares of Tiberia B.V. and the loan into BDRs at a conversion price of 16.00 per BDR. The Company has the right to purchase both the loan and the cumulative preferred shares at their par value in 2005 for cash. If the Company does not exercise its rights, ING Bank, amongst other things, has the right to convert the cumulative preferred shares and the loan for BDRs at the then prevailing market price. If at any time the closing price of BDRs equals or exceeds 20.00 for the last 60 consecutive trading days, the preferred shares and the loan must be converted at a price of 16.00. In the event that ING Bank exercises its rights, the price of BDRs may be adversely affected by dilution.

Dutch laws require different corporate disclosure than those of the United States, which may result in less or different publicly available information about the Company.

BDRs are listed and traded on Euronext Amsterdam N.V. and are not publicly traded in the United States. Dutch laws require different corporate disclosure than the laws of the United States. As a result, there may be less or different publicly available information about the Company than is regularly published by or about issuers of publicly traded securities in the United States.